Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Year Ended September 30, 2013
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$45

Less:
Equity in earnings of affiliates, net of dividends	(12)
33
Add: fixed charges included in earnings:
Interest expense	123
Interest element of rentals	2
Total	125

Total earnings available for fixed charges:	$158

Fixed Charges (B):
Fixed charges included in earnings	$125
Capitalized interest	—
Total fixed charges	$125

Ratio of Earnings to Fixed Charges	1.26

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.